Exhibit 1.01

AVAILABILITY AGREEMENT
BETWEEN
SYSTEM ENERGY RESOURCES, INC.
AND
ENTERGY ARKANSAS, LLC,
ENTERGY MISSISSIPPI, LLC, AND
ENTERGY NEW ORLEANS, LLC

THIS AGREEMENT, dated as of the 1st day of October, 2025, between SYSTEM ENERGY RESOURCES, INC. (“SERI”) and ENTERGY ARKANSAS, LLC (“EAL”), ENTERGY MISSISSIPPI, LLC (“EML”) and ENTERGY NEW ORLEANS, LLC (“ENOL”), WITNESSETH THAT:
WHEREAS, EAL, EML and ENOL, each of which is a wholly-owned subsidiary of Entergy Utility Holding Company, LLC, all of whose common membership interests are held by Entergy Corporation (“Entergy”), operate electric generating, transmission and distribution facilities in the states of Arkansas and Mississippi, and in the City of New Orleans, Louisiana, respectively; and
WHEREAS, EAL, EML and ENOL are parties to a Unit Power Sales Agreement dated as of June 10, 1982, as amended effective October 1, 2025 (the “UPSA”), relating to the sale of Power from SERI’s share of Unit No. 1 of the Grand Gulf Nuclear Station, a nuclear-fueled electric generating plant with a total megawatt capability of approximately 1,400 megawatts located near Port Gibson, Mississippi (“Grand Gulf”); and
WHEREAS, under the terms of the UPSA, SERI makes available to EAL, EML and ENOL all of the Power (as defined below) available to SERI at Grand Gulf; and
WHEREAS, the Parties desire to support the continued operation of Grand Gulf;
Now, THEREFORE, in consideration of the terms and conditions hereinafter set forth, the parties hereto agree with each other as follows:
1.    For the purposes of this Agreement, the following definitions shall apply:
(a) “Abandoned” shall mean the good faith decision by SERI to abandon any material portion of Grand Gulf as evidenced by a resolution of the Board of Directors of SERI followed by a cessation of all operations (other than preservative maintenance) of such material portion for a period of ninety (90) days certified to in a certificate signed by the President or a Vice President and the Treasurer or an Assistant Treasurer of SERI.
(b) Party or Parties shall mean any entity or entities (other than SERI) now or hereafter a party or parties to this Agreement.

(c) Power shall mean both the capacity and energy available to SERI at Grand Gulf.

2.    SERI and the Parties hereby designate Grand Gulf as being subject to this Agreement.
3.     Sales of Power to the Parties are made pursuant to the UPSA. SERI shall, subject to the provisions of this Agreement and the UPSA (or any agreement substituted therefor), make available, or cause to be made available, to the Parties all Power available to SERI from time to time from Grand Gulf.
4.     The Parties shall, subject to the provisions of the then applicable requirements of Section 7 of this Agreement, Section 12 of this Agreement and the UPSA (or any agreement substituted therefor), be entitled to receive all Power available to SERI from time to time at Grand Gulf; provided, that (i) should any Party terminate its participation in the UPSA (or any agreement substituted therefor), then it is agreed that SERI, such Party and the other Parties shall enter into a separate agreement whereby such Party shall continue to be entitled to receive Power, and obligated to take Power, available to SERI at Grand Gulf at the time such Party shall exercise its right to terminate such participation, in such amounts and for such consideration calculated from time to time as if such Party had remained a party to the UPSA (or such agreement substituted therefor), and (ii) should the UPSA (or any agreement substituted therefor) be cancelled or terminated, then it is agreed that SERI and all such Parties shall enter into a separate agreement whereby such Parties shall continue to be entitled to receive Power, and obligated to take Power, available to SERI at Grand Gulf at the time of cancellation or termination of the UPSA (or any agreement substituted therefor), in such amounts and for such consideration calculated from time to time as if the UPSA (or such agreement substituted therefor) had remained in effect and SERI and such Parties were parties thereto. Notwithstanding such withdrawal from, or cancellation or termination of, the UPSA (or any agreement substituted therefor), each Party shall remain bound by the terms of this Agreement. The responsibilities pursuant to this Agreement will be allocated according to the following percentages:
EAL         24.19%
EML         56.38%
ENOL         19.43%

The percentage applicable to any Party is hereinafter called its “Allocable Share.” No transfer or assignment of rights and obligations under the UPSA (or any agreement substituted therefor) shall affect the respective Allocable Shares. In consideration of SERI’s obligations hereunder and of the right of the Parties to receive Power available to SERI at Grand Gulf under the terms of the UPSA (or any agreement substituted therefor), the Parties agree to pay to SERI such amounts from time to time as, when added to amounts received by SERI from any other source, including, but not limited to, amounts (if any) received by SERI with respect to Grand Gulf under the terms of the UPSA (or any agreement substituted therefor), shall be at least equal to SERI’s total operating expenses and interest charges with respect to Grand Gulf, including (without limitation), for the purposes of this Agreement, (i) all operating and maintenance expenses included in Accounts 500 to 935.3, with the exception of the portion of Grand Gulf’s sale-leaseback expense included in Account 931; deductions, charges and other items properly chargeable to the applicable Income Accounts 403 to 435 and 450 to 457.2, inclusive, of the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission for Major Public Utilities and Licensees, as in effect on October 1, 2025 (Uniform System of Accounts) or the equivalent accounts, if the Uniform System of Accounts is amended after that time, or, if Grand Gulf is not in service for any reason, all expenses, deductions, charges and other items which would be chargeable to the above Accounts if Grand Gulf were in service; and (ii) such expenses as might be incurred in connection with permanent shutdown of Grand Gulf and, in the event of any such shutdown, for perpetual maintenance and surveillance of any such facility in accordance with, and as required by, all applicable regulations established by any governmental authority having jurisdiction. Payments of all such expenses, deductions, charges, and other items to be made pursuant to this Section 4 shall be made monthly and shall be apportioned severally and not jointly among the Parties, in accordance with the Allocable Share of each Party. Payments made by any Party to SERI pursuant to this Section 4 with respect to Grand Gulf shall be applied as a credit to such Party’s liability for payments to SERI under the UPSA (or any agreement substituted therefor).
Any portion of Grand Gulf that is Abandoned shall no longer be subject to this Agreement except that Sections 4 and 5 hereof shall remain applicable to SERI’s investment in Grand Gulf.
5. For the purpose of determining SERI’s expenses and the Parties’ obligations under Section 4 of this Agreement with respect to Grand Gulf, it is hereby agreed that accrual of depreciation and amortization shall be at the FERC-approved rate per annum of the aggregate amount properly chargeable (prior to the deduction therefrom of any depreciation and amortization) at the time with respect to Grand Gulf to Balance Sheet Accounts 101, 102, 103, 104, 105, 106 (the aforementioned accounts being exclusive of land and land rights), 118, and 121, of the Uniform System of Accounts and such other accounts as are properly subject to depreciation or amortization at the time pursuant to such Uniform System of Accounts.
6.    The performance of the obligations of SERI hereunder shall be subject to the receipt and continued effectiveness of all authorizations of governmental regulatory authorities at the time necessary to permit SERI to perform its duties and obligations hereunder, including the receipt and continued effectiveness of all authorizations by governmental regulatory authorities at the time necessary to permit SERI to finance, to construct or cause to be constructed, to operate or cause to be operated, and/or to make available to the Parties the Power available at Grand Gulf. SERI shall use commercially reasonable efforts to secure and maintain all such authorizations by governmental regulatory authorities.
7.     The performance by each Party of its obligations hereunder shall be subject to the receipt and continued effectiveness of all authorizations of governmental regulatory authorities necessary at the time to permit it to perform its duties and obligations hereunder, including the receipt and continued effectiveness of all authorizations by governmental regulatory authorities necessary at the time to permit it to pay to SERI, in consideration for the right to receive its share of the Power available at Grand Gulf under the UPSA, the amounts provided for in Section 4 of this Agreement. Each Party shall use commercially reasonable efforts to secure and maintain all such authorizations by governmental regulatory authorities. Each Party shall, to the extent permitted by law, be obligated to perform its duties and obligations hereunder, subject to the then applicable provisions of this Section 7, (i) whether or not SERI shall have received all authorizations of governmental regulatory authorities necessary to permit SERI to perform its duties and obligations hereunder, (ii) whether or not such authorizations, or any such authorization, shall at any time in question be in effect, and (iii) so long as SERI and such Party shall continue to be “subsidiary companies” (as said term is defined in Section 1262 of the Public Utility Holding Company Act of 2005) of Entergy or a successor thereto, whether or not, at any time in question, SERI shall have performed its duties and obligations under this Agreement or the UPSA. In the event that SERI or any Party shall cease to be such a subsidiary company, then and thereafter such Party shall not be relieved of its obligation to make payments pursuant to Section 4 of this Agreement by reason of the failure of SERI to perform its duties and obligations hereunder or under the UPSA occasioned by act of God, fire, flood, explosion, strike, civil or military authority, insurrection, riot, act of the elements, failure of equipment, or for any other cause beyond the control of SERI.
8.    To the extent they may legally do so, each Party and SERI hereby irrevocably waive any defense based on the adequacy of a remedy at law which may be asserted as a bar to the remedy of specific performance in any action brought against it for specific performance of this Agreement by any other party to this Agreement, or by a trustee under any mortgage or other debt instrument which any such party to this Agreement may, subject to requisite regulatory authority, enter into, or by any receiver or trustee appointed for any such party under the bankruptcy or insolvency laws of any jurisdiction to which any such party may be subject; provided, however, that nothing herein contained shall be deemed to constitute a representation or warranty by any party to this Agreement that their respective obligations under this Agreement are, as a matter of law, subject to the equitable remedy of specific performance.
9.    No Party shall be entitled to set off against any payment required to be made by such Party under this Agreement (i) any amounts owed by SERI to such Party or (ii) the amount of any claim by such Party against SERI. The foregoing, however, shall not affect in any other way the rights and remedies of any Party with respect to any such amounts owned to such Party by SERI or any such claim by such Party against SERI.
10.    The invalidity or unenforceability of any provisions of this Agreement shall not affect the remaining provisions hereof.
11.    This Agreement shall become effective forthwith. This Agreement may be amended, modified or terminated only with the consent of SERI and of the Parties then having responsibility for two-thirds or more of the amounts to be paid under Section 4 hereof, and upon the receipt and continued effectiveness of all authorizations of governmental regulatory authorities at the time necessary.
12.    This agreement shall be binding upon the parties and SERI and their respective successors and assigns, but no assignment hereof, or of any right to any funds due or to become due under this Agreement, shall in any event relieve any Party or SERI of any of their respective obligations hereunder, or in the case of the Parties, reduce to any extent their entitlement under the UPSA to receive Power available from time to time at Grand Gulf; provided, however, that so long as at least one Party remains a party hereto, any Party may assign all or part of its rights and obligations hereunder to any other Party hereto and, notwithstanding any other provision of this Agreement, such assigning Party shall be discharged of its obligations hereunder upon the assumption of such obligations by the remaining Party or Parties.
13.    The agreements herein set forth have been made for the benefit of the Parties, SERI and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement.
14.    This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective officers thereunder duly authorized as of the day and year first above written.

ENTERGY ARKANSAS, LLC By: /s/ Laura R. Landreaux Name: Laura R. Landreaux Title: President

ENTERGY MISSISSIPPI, LLC By: /s/ Haley R. Fisackerly Name: Haley R. Fisackerly Title: President

ENTERGY NEW ORLEANS, LLC By: /s/ Deanna D. Rodriguez Name: Deanna D. Rodriguez Title: President

SYSTEM ENERGY RESOURCES, INC. By: /s/ Kimberly A. Fontan Name: Kimberly A. Fontan Title: President

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